Room 4561

November 3, 2006

Dan Sheldon
Principal Financial Officer
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

Re: Automatic Data Processing, Inc.
        Form 10-K for the fiscal year ended June 30, 2006
        Filed August 30, 2006
        File No. 001-05397

Dear Mr. Sheldon:

        We have reviewed the above referenced filing and have the following comments.
Please note that we have limited our review to the matters addressed in the comments below.
We may ask you to provide us with supplemental information so we may better understand
your disclosure. Please be as detailed as necessary in your explanation. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure
in your filing. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or on any other aspect of our review. Feel free
to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed on August 30, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations and Analysis of Consolidated Operations-page 17

1.   We note instances where two or more sources of a material change have been
        identified without the dollar amounts for each source that contributed to the change
        disclosed. For example, your disclosures on page 19 of the filing indicate an increase
        in operating expenses as a result of investments in personnel to support the
        implementation services related to new sales. As another example, your disclosures on

page 19 of the filing indicate an increase in selling, general, and administrative expenses primarily as a result of increased compensation costs associated with your continued investment in sales personnel to drive revenue growth. Your disclosure should quantify each source that contributed to material changes. In addition, ensure that your disclosure indicates the amount of any significant offsetting factors that impact the fluctuations. See Section III. D of SEC Release 33-6835. Also, you should avoid vague terms such as "primarily" in favor of specific quantifications.

Financial Condition, Liquidity and Capital Resources-page 31

2.   We note your reference to an independent third-party actuary to determine the adequacy of the workers' compensation reserve on page 31. In future filings, delete your reference to the appraisal or identify the firm that prepared it. If you chose to refer to and identify the independent appraisal firm, you should also include the expert's consent when the reference is included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Section 436(b) of Regulation C. Please note for future reference.

Statements of Consolidated Earnings-page 41

3.   We note that you present revenues and operating expenses from both products and services as a single line in the consolidated statements of income. The disclosures in the filing appear to indicate that you are offering both products (software licenses and hardware) and services. Tell us how your presentation complies with Rule 5-03 of Regulation S-X. In addition, please indicate how you considered software revenue that is recognized ratably in complying with Rule 5-03 of Regulation S-X. That is, since this revenue includes both products and services, indicate how you evaluate the nature of this revenue source in complying with Rule 5-03 of Regulation S-X.

4.   Tell us whether the income statement line item "operating expenses" is the equivalent of "costs and expenses applicable to sales or revenue" (costs of revenue) as defined in Rule 5-03 of Regulation S-X. If so, explain why you do not refer to this line item as costs of revenue and why you believe the use of the term "operating expenses" is appropriate.

5.   The line item "Depreciation and amortization" in the income statement appears to include all depreciation and amortization expense. Tell us the amounts of depreciation and amortization included in this amount that relate to products and services provided to customers and why you have not included these amounts in costs of revenue. That is, tell us how you considered the guidance in SAB Topic 11:B.

Notes to the Financial Statements

Revenue Recognition-page 45

6.   We note from your disclosures on page 2 and 4 of the filing and on your website that you provide web-based outsourcing solutions and hosting services for Employer Services and Brokerage Services. In this regard, indicate how you considered paragraph 5 of EITF 00-03. Your disclosures in the filing and on your website also seem to indicate that many of your Employer Services and Brokerage Services agreements contain multiple deliverables. Tell us how you identify each element sold, explain how revenue is allocated to each element, and describe the related accounting policy for each element. Ensure that your response addresses the application of EITF 00-21 and SOP 97-2 as it relates to these types of arrangements. Also, tell us how you considered the guidance in footnote 4 of EITF 00-21.

7.   We note from your disclosures on page 7 of the filing that depending on the service agreement and/or the size of the client, the installation or conversion period for new clients could vary from a short period of time (up to two weeks) for an SBS client to a longer period (generally six to twelve months) for a National Account Services or, Brokerage or Dealer Services client with multiple deliverables. Tell us whether any upfront fees are paid on these installation services. If so, explain how your accounting for these fees are in accordance with Topic 13(A)(3)(f) of SAB 104.

Note 19. Selected Quarterly Financial Data-page 72

8.   We note that your disclosures do not include gross profits or cost of revenues in the selected quarterly financial data. Tell us how you considered the guidance in Item 302 of Regulation S-K. Refer to SAB Topic 6(G)1 – Question 3.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

Dan Sheldon
Automatic Data Processing, Inc.
November 3, 2006
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief